EXHIBIT 12.1


FIRST INDUSTRIAL REALTY TRUST, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS
(DOLLARS IN THOUSANDS)


	Year ended December 31,		
	2003	2002	2001
Income from Continuing Operations Before Minority Interest Allocable to Continuing Operations......................................	$ 42,233	$ 54,237	$ 103,280
Plus: Interest Expense and Amortization of Deferred Financing Costs........................	97,220	92,312	84,389
Earnings Before Income Allocated to Minority Interest and Fixed Charges............	$ 139,453	$ 146,549	$ 187,669
Fixed Charges and Preferred Stock Dividends....	$ 118,157	$ 127,243	$ 128,917
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (a).................	1.18x	1.15x	1.46x

(a)   For purposes of computing the ratios of earnings to fixed charges and
        preferred stock dividends, earnings have been calculated by adding
        fixed charges (excluding capitalized interest) to income from
        continuing operations before minority interest allocable to continuing
        operations. Fixed charges consist of interest costs, whether expensed
        or capitalized and amortization of deferred financing costs.